SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 26, 2012	Commission File Number: 001-32562
STANTEC INC.
(Registrant’s name)

10160 - 112 Street
Edmonton, Alberta
Canada T5K 2L6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Documents Included as Part of this Report
INDEX
No.	Document

99.1	Stantec signs letters of intent to acquire ABMB Engineers and PHB Group

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Stantec Inc.

Date: April 26, 2012	By:	/s/ Daniel J. Lefaivre
Daniel J. Lefaivre Senior Vice President & CFO